As filed with the Securities and Exchange Commission on December 12, 2011

Registration No. 333-174197

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM F-9

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NOVA SCOTIA POWER INCORPORATED

(Exact name of Registrant as specified in its charter)

Nova Scotia, Canada	4911	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification) Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable)

1223 Lower Water St., B-6th Floor

P.O. Box 910

Halifax, Nova Scotia

B3J 3S8

(902) 428-6096

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, New York, NY 10011, (212) 894-8440

(Name, address, (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Stephen D. Aftanas Corporate Secretary 1223 Lower Water St., B-6th Floor P.O. Box 910 Halifax, Nova Scotia B3J 2W5 Canada	Robert C. Lando, Esq. Osler, Hoskin & Harcourt LLP 620 Eighth Avenue – 36th Floor New York, New York 10018

Approximate date of commencement of proposed sale of the securities to the public:

The Registrant is hereby amending this Registration Statement to deregister all securities previously registered pursuant to this Registration Statement which remain unsold.

Province of Nova Scotia, Canada

(Principal jurisdiction regulating this offering (if applicable))

It is proposed that this filing shall become effective (check appropriate box):

A.	☒	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)
B.	☐	At some future date (check the appropriate box below):
	1.	☐	pursuant to Rule 467(b) on at (designate a time not sooner than 7 calendar days after filing)
	2.	☐	pursuant to Rule 467(b) on at (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on
	3.	☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4.	☐	After the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf short form prospectus offering procedures, check the following box.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 relates to the Registration Statement (the “Registration Statement”) on Form F-9 (No. 333–174197) filed with the Securities and Exchange Commission (the “Commission”) by Nova Scotia Power Incorporated (the “Registrant”) on May 13, 2011, pertaining to the registration of offers and sales by the Registrant of debt securities (the “Securities”) having an aggregate initial offering price of U.S.$521,811,730. The Registration Statement constituted a post-effective amendment to the Registrant’s initial registration statement of the Securities on Form F-9 (No. 333-168126), filed with the Commission on July 15, 2010. The Registrant did not sell any of the Securities and has determined that it does not intend to make any registered offers or sales of the Securities in the United States; therefore, an aggregate offering amount of U.S.$521,811,730 of previously registered securities remain unsold. This Post-Effective Amendment No. 1 amends the Registration Statement to remove from registration all of the Securities remaining unsold as of the date of this Post-Effective Amendment No. 1.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Halifax, Province of Nova Scotia, Country of Canada, on the 12th day of December, 2011.

NOVA SCOTIA POWER INCORPORATED

By:	/s/ Robert R. Bennett
Name: Robert R. Bennett Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to the Registration Statement on Form F-9 has been signed by the following persons in the capacities indicated, on the 12th day of December, 2011.

/s/ Robert R. Bennett
Robert R. Bennett	President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ Judy Steele, FCA
Judy Steele, FCA	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Wesley G. Armour	Director

*
J. Lee Bragg	Director

*
R. Irene d’Entremont	Director

*
James D. Eisenhauer	Director

*
Christopher G. Huskilson	Director

Ray Ivany	Director

*
John T. McLennan	Director

*
Marie C. Rounding	Director

*
Elaine S. Sibson	Director

*	Pursuant to the Power of Attorney included in the Registrant’s Form F-9 filed with the U.S. Securities and Exchange Commission on May 13, 2011, Robert R. Bennett as attorney-in-fact does hereby sign this Post-Effective Amendment No. 1 to the Registration Statement on Form F-9 on behalf of each such Director, in each case in the capacity of Director.

By:	/s/ Robert R. Bennett
Name: Robert R. Bennett Title: Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Post-Effective Amendment No. 1 to the Registration Statement on Form F-9, solely in the capacity of the duly authorized representative of Nova Scotia Power Incorporated in the United States, in the City of New York, State of New York, on December 12, 2011.

CT Corporation System (Authorized Representative)

By:	/s/ Joanne McCarthy
Name: Joanne McCarthy
Title: Vice President